

BB 6/13


SEC MAIL PROCESSING
RECEIVED
APR 27 2007
WASH. D.C. 186 SECTION

07006267

S ... COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27250

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street
(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter G. Lahaie — 413-737-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/13

OATH OR AFFIRMATION

I, Peter G. Lahaie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investor Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President and CFO

Title



SUSAN LEE JACQUES
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Controls.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MML Investors Services, Inc. and Subsidiaries

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, Inc. and Subsidiaries (the "Company") as of December 31, 2006, and the related consolidated statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, Inc. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the Company has restated the shareholder's equity balance as of December 31, 2005.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

April 24, 2007

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2006
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 22,520
Cash segregated under federal regulations	25
Receivables from brokers or dealers and clearing organizations	22,957
Receivables from related parties	201
Prepaid expenses and other	2,070
Furniture and equipment (net of accumulated depreciation of $8,345)	3,405
Taxes receivable	1,171
Deferred tax assets, net	1,937
Total assets	$ 54,286
Liabilities and Shareholder's Equity	
Commissions payable	$ 22,782
Payables to related parties	827
Accounts payable and accrued expenses	10,685
Total liabilities	34,294
Shareholder's Equity	
Common stock, $1 par value; 300,000 shares authorized; 4,891 shares issued and outstanding	5
Additional paid-in capital	28,795
Accumulated deficit	(8,808)
Total shareholder's equity	19,992
Total liabilities and shareholder's equity	$ 54,286

The accompanying notes are an integral part of these financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Operations
For the Year Ended December 31, 2006
(Dollars in thousands)

Revenues	
Commissions	$ 227,429
Trail commissions	67,114
Corporate Registered Investment Advisor income	35,937
Other income	21,955
Total revenues	352,435
Expenses	
Commissions	295,755
Management fees	19,453
Compensation and benefits	18,428
General and administrative expenses	14,320
Clearing costs	2,904
Professional fees and regulatory costs	2,776
Other expenses	1,328
Total expenses	354,964
Loss before income taxes	(2,529)
Income tax benefit	908
Net loss	$ (1,621)

The accompanying notes are an integral part of these financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2006
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
Balances, as originally reported - December 31, 2005	$ 5	$ 23,795	$ (6,087)	$ 17,713
Restatement adjustments	--	--	(1,100)	(1,100)
Balances, as adjusted - December 31, 2005	5	23,795	(7,187)	16,613
Net loss	--	--	(1,621)	(1,621)
Contribution from parent	--	5,000	--	5,000
Balances - December 31, 2006	$ 5	$ 28,795	$ (8,808)	$ 19,992

The accompanying notes are an integral part of these financial statements.

MML Investors Services, Inc. and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2006
(Dollars in thousands)

Cash flows from operating activities:	
Net loss	$ (1,621)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation of furniture and equipment and amortization of leasehold improvements	671
Deferred tax expense	(1,398)
Goodwill impairment	139
Gain on sale of investments	(170)
Change in unrealized appreciation on investments	175
Changes in operating assets and liabilities:	
Cash segregated under federal regulations	1,329
Receivables from brokers or dealers	(2,809)
Receivables from related parties	584
Prepaid expenses and other	(63)
Taxes receivable	(42)
Commissions payable	2,156
Payables to related parties	(2,543)
Accounts payable and accrued expenses	5,153
Net cash provided by operating activities	1,561
Cash flows from investing activities:	
Purchase of investments	(24)
Proceeds from sale of investments	265
Purchases of furniture and equipment	(2,363)
Net cash used in investing activities	(2,122)
Cash flows from financing activities:	
Contribution from parent	5,000
Net increase in cash and cash equivalents	4,439
Cash and cash equivalents, beginning of year	18,081
Cash and cash equivalents, end of year	$ 22,520
Supplemental cash flow information:	
Income taxes paid	$ 534

The accompanying notes are an integral part of these financial statements.

(Dollars in thousands)

(1) Organization

MML Investors Services, Inc. (MMLISI) was organized as a Massachusetts corporation on December 31, 1981 for the purpose of doing business as a broker-dealer in securities. MMLISI is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). MMLISI offers a wide variety of investment products and services through MassMutual agents, the majority of which is the sale of mutual funds. MMLISI is registered as a broker-dealer and investment advisor with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers, Inc. (NASD), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLISI is the parent corporation of MML Insurance Agency, Inc. (MMLIAI) and MMLISI Financial Alliances, LLC (MMLISI FA). MMLISI, MMLIAI, and MMLISI FA are collectively referred to as the "Company." The Company uses National Securities Clearing Corporation and National Financial Services, LLC as clearing agents to process customer trades.

MMLIAI was organized as a Massachusetts corporation on December 17, 1990 for the purpose of doing business as an insurance brokerage agency. MMLIAI conducts business in all 50 states and the District of Columbia. MMLIAI enables MassMutual agents to sell non-MassMutual insurance products.

MMLISI FA was formed on August 23, 2004 for the purpose of doing business as a referral broker-dealer. MMLISI FA's sole purpose is to provide clients of certain professional firms with access to products and services offered by MMLISI and certain other members of MassMutual. In April 2006, MMLISI's ownership in MMLISI FA decreased to 51% when MMLISI FA began accepting professional firms as new members.

(2) Restatement Adjustments

In 2006, the Company determined that it improperly recorded certain revenue and expense transactions, including commission revenues and expenses, in prior years. In addition, it determined that it had improperly recorded the allocation of intercompany tax settlements relating to prior years. Accordingly, the consolidated financial statements have been restated by decreasing shareholder's equity at December 31, 2005 by $1,100 to reflect the impact of these restatement adjustments.

The cumulative impact of the above restatement adjustments on the Company's consolidated statement of operations for the year ended December 31, 2005 would have been a decrease to income before income taxes of $539 in 2005 and $1,208 in 2004 and prior, a decrease in tax expense of $291 in 2005 and $356 in 2004 and prior, and an increase to the net loss of $248 in 2005 and $852 in 2004 and prior.

(Dollars in thousands)

The after-tax impact of the restatement adjustments at December 31, 2005 are as follows (increase (decrease) to shareholder's equity):

	2005	2004 and Prior	Total
Accruals for commissions payable	$ 135	$(3,092)	$(2,957)
Accruals for commissions receivable	(476)	2,448	1,972
Tax accruals and settlement	62	(156)	(94)
Performance fees due to third party administrator	(74)	(70)	(144)
Accruals for other income and expenses	105	18	123
	$ (248)	$ (852)	$(1,100)

(3) Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). All material intercompany accounts and transactions have been eliminated. The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

The shareholder's equity of MMLIAI is included as capital in the consolidated computation of MMLISI's net capital since the assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MMLISI FA is accounted for on the equity basis of accounting and is a non-allowable asset in the computation of the Company's net capital. The following is a summary of certain financial information for MMLISI FA that is not included in MMLISI's net capital computation in its FOCUS report as of December 31, 2006:

	MMLISI FA
Total assets	$ 206
Total liabilities	$ 20

Recent Accounting Pronouncement

In October 2006, the Financial Accounting Standards Board (FASB) issued Financial Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109," which is effective January 1, 2007. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Any resulting change in net assets is recorded as a cumulative-effect adjustment to retained earnings in the year of adoption. The Company has evaluated the effect of the adoption of this interpretation and has determined that there will be no significant impact on its financial results.

Cash and Cash Equivalents

The Company considers any investment with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash in bank deposit accounts which may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company also maintains its cash equivalents in a money market fund managed by a related party (see Note 4). Cash segregated under federal regulations, of which there was $25 at December 31, 2006, includes funds held in separate bank accounts for the exclusive benefit of MMLISI customers, in accordance with the regulations of the SEC. (See Note 5).

Furniture and Equipment

Furniture and equipment are recorded at cost. Major replacements and betterments are capitalized. Maintenance and repairs are charged to earnings as incurred. Costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation is calculated based on the estimated useful lives of the respective assets using the straight-line method for financial reporting purposes. The estimated useful life of furniture, equipment, and leasehold improvements by category is as follows: leasehold improvements (remaining life of the lease), furniture and equipment (5 years), and all other depreciable assets (3 years). Depreciation expense of $671 in 2006 is included in Other expenses on the Consolidated Statement of Operations ("Statement of Operations").

Computer software developed, obtained, or modified solely for internal use may be capitalized to the extent that costs are incurred in the application development stage. Such costs are amortized over 3 to 5 years, beginning when the software is ready for its intended use, using the straight-line method for financial reporting purposes.

Investment Income

Investment income is recorded on an accrual basis and included in Other income on the Statement of Operations. Dividends and other mutual fund distributions are recorded on the ex-dividend date.

Revenue and Expense

Commission revenue and related commission expenses are recorded on the trade date. Trail commission revenue, which represents 12b-1 fees paid to MMLISI by open-end mutual fund companies, and related commission expenses are recorded on the accrual basis. Corporate Registered Investment Advisor (CRIA) income and related commission expenses are recorded on the accrual basis. Distribution fees, which do not have a related commission expense, are included in Other income with the related expenses reported in their respective line items to which they pertain on the Statement of Operations.

Fair Value of Financial Instruments

Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, *"Accounting for Income Taxes,"* as amended. The statement requires an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

General and Administrative Expenses

General and administrative expenses are recorded on an accrual basis.

Employee Benefit Plans

The Company's eligible employees are covered by MassMutual's employees' pension plan, thrift plan, group life insurance plan, and group health plan, all of which provide benefits for certain of its active employees.

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

MassMutual provides certain life and healthcare benefits to eligible retired employees through group insurance contracts. Substantially all of the Company's employees may become eligible for these benefits if they reach retirement age while working for the Company.

(Dollars in thousands)

(4) Related Party Transactions and Agreements

Through distribution agreements, MMLISI was the principal and co-underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company (C.M. Life), a wholly owned subsidiary of Mass Mutual, and MML Bay State Life Insurance Company (MML Bay State), a wholly owned subsidiary of C.M. Life, for the year ended December 31, 2006. In addition, MMLISI was the sub-distributor of the MassMutual Institutional Funds for the year ended December 31, 2006. Oppenheimer Funds Distributors, Inc., a subsidiary of OppenheimerFunds, Inc. (OFI), was the general distributor. OFI is owned by Oppenheimer Acquisition Corporation, which is a controlled subsidiary of MassMutual. MassMutual agents who are MMLISI registered representatives sell these policies, contracts and institutional funds for which they receive commissions. For the year ended December 31, 2006, MMLISI has recognized $100,189 of commission revenue and expense from MassMutual, C.M. Life, and MML Bay State. Pursuant to these agreements with MassMutual, C.M. Life, and MML Bay State, MMLISI is paid distribution fees for expenses incurred. For the year ended December 31, 2006, the Company earned $11,018 in distribution fees collectively from MassMutual, C.M. Life, and MML Bay State, which is recorded in Other income on the Statement of Operations. As of December 31, 2006, the Company has recorded as a receivable from MassMutual of $1,622 for distribution fees receivable.

MMLISI has a selling agreement with OFI for the distribution of the Oppenheimer Funds, a family of open-end mutual funds. Under the terms of the selling agreement, MMLISI earned $24,967 in 2006 in commissions and service fees from OFI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company received $800 in 2006 from OFI for marketing assistance.

MMLISI provides broker-dealer services to MassMutual's Income Management Group (IMG) for various programs. MMLISI collected $847 in services, distribution, and CRIA income related to these programs in 2006. As of December 31, 2006, there is no receivable from IMG. The Company also pays commission expense on the distribution fee income to IMG and has recorded a payable to IMG of $172 as of December 31, 2006.

As of December 31, 2006 the Company owned 8,000,664 Class A shares of the Oppenheimer Cash Reserves fund (included in Cash and cash equivalents on the Consolidated Statement of Financial Condition ("Statement of Financial Condition"), managed by OFI, with an aggregate fair value of $8,000. During 2006, the Company received $129 in dividends from this investment, which is included in Other income on the Statement of Operations.

The Company has agreements with MassMutual Trust Company, FSB (MMTC) and Babson Capital Management LLC (Babson) for solicitation of investment advisory services. MMTC and Babson are both wholly owned subsidiaries of MassMutual. Under the terms of the agreements, MMLISI earned $1,074 and $391 in solicitation fees in 2006 from MMTC and Babson, respectively. These fees are included in CRIA income on the Statement of Operations. The agreement with Babson terminated in 2006.

MMLISI also has an agreement with MassMutual for the distribution and servicing of open-end mutual funds used in retirement plans. In accordance with the terms of this agreement, MMLISI earned $179 in commission revenue from MassMutual in 2006.

(Dollars in thousands)

The Company has a service agreement with MassMutual that provides for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing access to the general agents of MassMutual, and other general corporate services. Under the service agreement, the Company pays a management fee equal to MassMutual's allocated costs for providing such services to the Company. The management fee for the year ended December 31, 2006 was $21,098, of which $2,277 is included in Payables to related parties on the Statement of Financial Condition at December 31, 2006. In addition, the Company incurred $613 in rent expense for the use of MassMutual office space. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

The Company provides services to MML Distributors, LLC (MMLD), a limited liability company wholly owned by MassMutual, including, but not limited to, accounting, legal, and other general corporate services. Under the service agreement, MMLD pays a management fee equal to the Company's allocated costs related to MMLD. The management fee for the year ended December 31, 2006 was $1,825, of which $180 is included in Other income and the remaining $1,645 is recorded as a reduction of Management fee expense on the Statement of Operations as it relates to allocated costs charged to the Company under the MassMutual service agreement. As of December 31, 2006, the Company has recorded a Receivable from related parties on the Statement of Financial Condition for MMLD of $201 for management fees receivable.

(5) Customer Protection Reserve under SEC Rule 15c3-3

MMLISI is a fully computing broker-dealer, and maintains separate bank accounts designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, Inc." for customer funds received. As of December 31, 2006, the balance in these accounts totaled $25 and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(6) Gain on Sale of Investments

In 2005, the Company owned investments that consisted of common shares of a NASDAQ private placement. In 2006, the Company acquired additional shares of NASDAQ common stock through the exercise of warrants. The shares held at December 31, 2005 and those acquired in 2006 were sold in their entirety in 2006 resulting in a realized gain of $170 net of the reversal of $175 of unrealized appreciation.

(7) Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $7,706, which was $5,421 in excess of its required net capital of $2,285. The Company's ratio of aggregate indebtedness to net capital was 4.45 to 1.

(Dollars in thousands)

A reconciliation of net capital as reported on the Company's FOCUS filing dated January 25, 2007 and the amended FOCUS filing dated April 24, 2007 is as follows:

Net capital as of January 25, 2007	$ 5,665
Increase in shareholder's equity	546
Increase in receivables from brokers or dealers	(343)
Decrease in receivables from related parties	1,696
Increase in investment in subsidiary	(19)
Decrease in taxes receivable	104
Decrease in other assets	57
Net capital as of April 24, 2007	$ 7,706

(8) Litigation and Regulatory Inquiries

The Company is involved in litigation arising in and out of the normal course of business. While the Company is not aware of actions or allegations that should reasonably give rise to any material adverse impact, the outcome of litigation cannot be foreseen with certainty. The Company is, from time to time, also involved in regulatory investigations and inquiries, certain of which are ongoing. In all such matters, the Company has cooperated fully with the applicable regulatory agency. It is possible that some or all of these matters will result in enforcement proceedings against the Company or settlements with regulators.

On December 27, 2006, the Company executed a Letter of Acceptance, Waiver and Consent ("AWC") whereby it agreed to enter into a settlement with the NASD concerning the NASD's investigation of certain suitability and supervisory issues related to the sale of mutual funds. Under the terms of the AWC, the Company will be censured and will pay a fine of $473. Additionally, the Company will provide certain customers with remediation, subject to the review of a third party examiner, as provided for in the AWC. The NASD has not as yet executed the AWC. As of December 31, 2006, the Company has accrued $4,223 for customer remediation, consulting costs for a third party examiner, the fine, and estimated labor costs to conduct the remediation related to the AWC, which is included in Compensation and benefits and Professional fees and regulatory costs, as appropriate, on the Statement of Operations.

(9) Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $2,000. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(Dollars in thousands)

(10) Goodwill

Goodwill of $139 related to a consolidated subsidiary was recorded at the date of acquisition in 2004. During 2006, as part of its annual test for impairment, the Company determined that the goodwill had become impaired and it was charged to Other expenses on the Statement of Operations in accordance with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets." The fair value used in the test of impairment was determined based upon projected future cash flows, which were not sufficient to support the goodwill balance.

(11) Employee Benefits

The Company's eligible employees are covered by MassMutual's employees' pension plan, thrift plan, group life insurance plan and group health plan, which provide benefits for certain of its active employees. Costs associated with these plans are settled on a monthly basis.

Defined Benefit Pension Plan

The Company provides a cash balance pension plan (the Plan), sponsored by MassMutual, which is a defined benefit plan in which the employee's pension benefit is expressed as an account balance. An amount is allocated to the employee's account each month, called a pay credit. The amount of the pay credit depends on the employee's compensation, age, and years of service. The account is also credited with interest each month. Employees who were active on December 31, 1998 and still employed on June 1, 1999, may be eligible for a pension benefit calculated under the prior pension formula. The Company paid MassMutual $536 in 2006 for its allocated expense related to the Company's employees covered by the Plan.

Post-retirement Benefits

The Company provides certain life insurance and healthcare benefits (other post-retirement benefits) for its eligible retired employees and their beneficiaries and dependents. The healthcare plan is contributory; the basic life insurance plan is noncontributory. These benefits are funded as considered necessary by the Company's management. The Company paid MassMutual $62 in 2006 for its allocated expense related to the Company's employees covered by this plan.

(12) Income Taxes

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the Parties). That agreement generally requires each Party to pay MassMutual to the extent its activity increases the consolidated federal income tax liability, and requires MassMutual to pay each Party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax sharing payments are calculated and paid on a quarterly basis. As of December 31, 2006, $1,171 was receivable from MassMutual for consolidated income taxes.

(Dollars in thousands)

The components of the income tax benefit for the year ended December 31, 2006 are as follows:

Income tax (provision) benefit:	
Current:	
Federal	$ (63)
State	(428)
Total current	(491)
Deferred:	
Federal	1,070
State	329
Total deferred	1,399
Total income tax benefit	$ 908

A reconciliation of the income tax benefit computed by applying the prevailing corporate U.S. Federal tax rate to pre-tax loss reflected in the consolidated financial statements for the year ended December 31, 2006 is as follows:

Loss before income taxes	$ (2,529)	
Benefit for income taxes at the U.S. Federal rate	$ 885	35%
State tax, net of Federal benefit	(64)	(3)
Other	87	4
Income tax benefit	$ 908	36%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2006 are as follows:

Temporary differences:	
Compensation accruals	$ 1,942
Furniture and equipment	53
State net operating losses	872
Deferred tax asset before valuation allowance	2,867
Less: valuation allowance	(930)
Total deferred tax asset	$ 1,937

(Dollars in thousands)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income, and tax income and tax planning strategies in making this assessment.

The Company has a valuation allowance of $930 as of December 31, 2006, which was primarily attributable to state net operating losses that management believes will not be realized prior to their expiration. The change in the valuation allowance for the year ended December 31, 2006 was $47 after restatement adjustments. The state net operating loss carryforwards generally expire from 2007 to 2009.

The United States Internal Revenue Service (IRS) has completed its examination of the Company's income tax returns through the year 2000 and is currently examining the years 2001 through 2003. Management believes adjustments which may result from such examinations will not materially affect the Company's financial position.

MML Investors Services, Inc. and Subsidiaries **Schedule I**

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2006
(Dollars in thousands)

		Additional Information
Net Capital Requirement		
Total shareholder's equity		$ 19,992
Less nonallowable assets:		
Receivables from related parties	$ 201	
Investment in subsidiary	186	
Receivables from brokers or dealers	2,462	
Current and deferred taxes receivable	3,108	
Other assets	6,169	12,126
Net capital before specific reduction in the market value of securities		7,866
Less securities haircuts pursuant to Rule 15c3-1		(160)
Net capital		$ 7,706
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 34,294
Less liabilities of consolidated subsidiary		(20)
Aggregate indebtedness		$ 34,274
Minimum net capital required to be maintained (Greater of $250 or 6-2/3% of $34,274)		2,285
Net capital in excess of minimum requirements		$ 5,421
Ratio of aggregate indebtedness to net capital		4.45 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2006, as amended on April 24, 2007.

MML Investors Services, Inc. and Subsidiaries **Schedule II**

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2006
(Dollars in thousands)

	Additional Information
Credit Balances	
Total credit items	$ --
Debit Balances	
Gross debit items	$ --
Less 1 percent charge	--
Total debit items	$ --
Reserve Computation	
Excess of total credits over total debits	$ --
105% of excess of total credits over total debits	--
Amount held on deposit in Reserve Bank Account	25
Required deposit	None

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2006, as amended on April 24, 2007.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
MML Investors Services, Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MML Investors Services, Inc. and Subsidiaries (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of internal control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies involving the accounting system and control activities and their operation that we consider to be material weaknesses as defined above. The Company did not have adequate policies and procedures in place to properly record certain revenue and expense transactions, including commission revenues and expenses, in prior years. In addition, the Company did not have adequate policies and procedures in place to properly record the allocation of intercompany tax settlements relating to prior years.

The material weaknesses resulted in material errors in the Company's 2006 financial statements and the Company having to restate its December 31, 2005 shareholder's equity in the consolidated financial statements for the year ended December 31, 2006 for errors in its previously filed financial statements. In addition, as a result of the adjustments recorded, the Company amended and refiled their FOCUS Reports as of December 31, 2005 and 2006 and the related 2006 interim periods. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of MML Investors Services, Inc. and Subsidiaries, as of and for the year ended December 31, 2006 and this report does not affect our report thereon dated April 24, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2006, to meet the SEC's objectives due the material weaknesses noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, MA
April 24, 2007

END